
May 10, 2010

Mr. Kevin J. Acker
Chairman and Chief Executive Officer
West Suburban Bancorp, Inc.
711 South Meyers Road
Lombard, Illinois 69148

Re: West Suburban Bancorp, Inc.
Form 10-K for the year ended December 31, 2009, filed March 12, 2010
Schedule 14A, filed April 9, 2009
File No. 000-17609

Dear Mr. Acker:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2009

Business, page 3

1. Please provide to us and undertake to include in your future filings, a revised business section as required by Item 101(c)(1) of Regulation S-K, to disclose the

following information:

- identify the principal products produced and services rendered by you, which are real estate loans, (residential, home equity, commercial, and construction) and commercial loans, as required by Item 101(c)(1)(i);
- address any changes in your business as a result of the recession and your financial condition including drops in loans and deposits, increases in defaults and foreclosures, as required by Item 101(c)(1); and
- briefly describe any changes in policies and/or programs to prevent or minimize foreclosures, modify mortgages, any changes in the underwriting standards you use to extend credit and any changes in the number or amounts of loans you originate, as required by Item 101(c)(1).

2. Please provide to us and undertake to include in your future filings, revision of the table, on the top of page 4, to discuss the amount of revenues, profit or loss and total assets for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K.

3. Please provide to us and undertake to include in your future filings, disclosure of the following information:
- the amount and percentage of your deposits that are brokered deposits;
- the amount and percentage of your loans that are subprime, alt-A, no documentation or stated income; and
- the amount and percentage of your loans that you purchased instead of originated.

Supervision and Regulation, page 4

Recent Regulatory Issues, page 10

4. Please provide to us and undertake to include in your future filings, revision of this section to provide more detailed disclosure of each of the unsafe or unsound business practices and violations law, rule, or regulation and each of the affirmative actions that the FDIC and the State of Illinois, Banking Division ordered you to undertake in the two Cease and Desist Orders, that you have taken and, whether management believes it is in compliance with each of the Cease and Desist Orders. Please delete your disclaimers that the orders do "not relate to the safety and soundness of its financial operations or internal controls over financial reporting" since contrary to these disclaimers both explicitly find that you engaged in "unsafe or unsound banking practices" and failed to exercise adequate supervision and controls.

Risk Factors, page 17

5. Please provide to us and undertake to include in your future filings, revision of
this section to comply with Item 503(c) of Regulation S-K which requires that
you disclose in this section "the most significant factors that make the offering
speculative or risky." Item 503(c) specifically notes that an issuer should not
present risks that apply to any issuer or any offering. Please review all risks and
remove or particularize those that do not comply with this directive including, but
not limited to, those relating to the following:
   - interest rates (page 19);
   - government regulation (page 20);
   - managing growth (page 21);
   - loss of key managers (page 21);
   - higher FDIC deposit insurance premiums and assessments (page 22);
   - examination and challenges by taxing authorities (page 23);
   - changes in accounting standards (page 23);
   - legal limits on dividends (page 23);
   - system failures or breaches of the company's network security (page 24);
     and
   - operational risks (page 24).

6. Please provide to us and undertake to include in your future filings, a risk factor
discussing the risk associated with the control of the Acker family including the
following:
   - Kevin Acker is the Chairman and Chief Executive Officer;
   - his brother Keith is Chief Operations Officer and is President of the Bank;
   - a third brother, Craig, is a director of the Bank;
   - the three brothers beneficially own over seventeen percent of your stock;
     and
   - the Acker family beneficially own 21.7 percent of the outstanding stock.
   Discuss the extent to which the Acker family controls the results of elections of
   directors, other shareholder votes or the operation of the company and the Bank.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, Exhibit 13, page 39

7. Please provide to us and undertake to include in your future filings, an
introduction with meaningful discussion and analysis relating to your business
condition, financial condition and results of operations consistent with Release
No. 33-8350 including, but not limited to, the following:
   - provide a balanced, executive-level discussion that identifies the most
     important themes or other significant matters with which management is

concerned primarily in evaluating the company's financial condition and operating results;

- identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term including, but not limited to the following:
  - how you have been effected by the financial and credit crisis;
  - the economic recession in your market area;
  - trends in residential and commercial real estate prices, residential and commercial real estate sales and new construction residential and commercial in your market areas; and
  - trends in unemployment in your market areas;
  - recent cease and desist orders issued the FDIC; and
- identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital.

Exhibits

8. Please provide to us and file as exhibits, pursuant to Item 601(b)(10) of Regulation S-K, the following documents:
   - the Stipulation and Consent to the Issuance of an Order to Cease and Desist, dated December 2, 2008 and the related Order to Cease and Desist issued by the FDIC and the State of Illinois, Banking Division, dated December 3, 2008;
   - the Stipulation and Consent to the Issuance of an Order to Pay Civil Money Penalty, dated April 20, 2009 and the related Order to Pay Civil Money Penalty, issued by the FDIC, dated April 23, 2009;
   - the Stipulation and Consent to the Issuance of an Order to Pay Civil Money Penalty and the related Order to Pay Civil Money Penalty, issued by the FDIC, dated September 23, 2009; and
   - the Stipulation and Consent to the Issuance of an Order to Cease and Desist, dated December 2, 2008 and the related Order to Cease and Desist issued by the FDIC, dated December 3, 2008.

Schedule 14A

Audit Committee, page 6

9. Please provide to us and undertake to include in your future filings, the disclosure required by Item 407(d)(3) of Regulation S-K.

Risk Assessments with Respect to Compensation, page 11

10. Please provide to us and undertake to include in your future filings, revision of this section as required by Item 402(s) of Regulation S-K to provide investors with material information concerning how you compensate and incentivize your employees that may create risks that are reasonably likely to have a material adverse effect on you.   Please consider the examples set forth in Item 402.

* * * * * * * * * * * *

Please respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;   and
- the company may not assert staff comments as a defense in any

proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202)
551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney